Exhibit 3.1

AMENDMENT No. 5 to
RESTATED BYLAWS OF FOREST OIL CORPORATION
Dated as of November 16, 2011
ARTICLE I - MEETINGS OF SHAREHOLDERS
Article I, Section 1, of the Forest Oil Corporation Restated Bylaws dated as of February 14, 2001, shall be replaced as follows:
Section 1. Annual meetings of shareholders shall be held on the second Wednesday in May of each year if not a legal holiday, and if a legal holiday, then on the next business day following, at 10 am., or at such other date and time as may be fixed from time to time by the board of directors at such place within or without the State of New York as may be fixed from time to time by the board of directors and all as stated in the notice of the meeting.

ARTICLE II - QUORUM AND VOTING OF STOCK
Article II of the Forest Oil Corporation Restated Bylaws dated as of February 14, 2001, shall be amended to include the following Section 5.
Section 5. The election of directors at all meetings of the shareholders at which directors are to be elected shall be by written ballot. Except as otherwise set forth in the certificate of incorporation with respect to the right of the holders of any series or class of stock to elect additional directors under specified circumstances, each director shall be elected by the vote of the majority of the votes cast with respect to that director's election at any meeting for the election of directors at which a quorum is present. Notwithstanding the foregoing, if as of the close of the applicable notice of nomination period set forth in Section 4(A)(2) of this Article II or under applicable law, and based on whether one or more notice(s) of nomination were timely filed in accordance with Section 4 of this Article II (as determined by the Secretary of the corporation), the number of nominees exceeds the number of directors to be elected (a “Contested Election”), the directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present; provided, however, that the determination that an election is a Contested Election shall be determinative only as to the timeliness of a notice of nomination and not otherwise as to its validity. If, prior to the time the corporation mails its initial proxy statement in connection with such election of directors, one or more notices of nomination are withdrawn such that the number of nominees no longer exceeds the number of directors to be elected, the election shall not be considered a Contested Election, but in all other cases, once an election is determined to be a Contested Election, directors shall be elected by the vote of a plurality of the votes cast. For purposes of this Section 5, a majority of votes cast shall mean that the number of votes cast “for” a director's election exceeds the number of votes cast “against” that director's election

(with a direction to withhold authority counted as a vote cast “against” that director's election, but an “abstention” or a “broker nonvote” not counted as a vote cast either “for” or “against” that director's election). In order for any incumbent director to become a nominee of the board of directors for further service on the board of directors, such person must submit an irrevocable resignation, contingent on (i) that person not receiving a majority of the votes cast in an election that is not a Contested Election, and (ii) acceptance of that resignation by the board of directors in accordance with the policies and procedures adopted by the board of directors for such purpose. In the event an incumbent director fails to receive a majority of the votes cast in an election that is not a Contested Election, the nominating and corporate governance committee, or such other committee designated by the board of directors pursuant to these bylaws, shall make a recommendation to the board of directors as to whether to accept or reject the resignation of such incumbent director, or whether other action should be taken. The board of directors shall act on the resignation, taking into account the committee's recommendation, and publicly disclose (by a press release and filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale behind the decision within ninety (90) days following certification of the election results. The committee in making its recommendation and the board of directors in making its decision each may consider any factors and other information that they consider appropriate and relevant. Any director whose resignation is under consideration shall not participate in the recommendation of the committee or the decision of the board of directors with respect to his or her resignation. If the board of directors accepts an incumbent director's resignation pursuant to this Section 5, or if a nominee for director is not elected and the nominee is not an incumbent director, then the board of directors, in its sole discretion, may fill the resulting vacancy pursuant to the other provisions of these bylaws or may decrease the size of the board of directors pursuant to the other provisions of these bylaws. If the board of directors does not accept an incumbent director's resignation pursuant to this Section 5, such incumbent director shall continue to serve until the next annual meeting and until his or her successor is duly elected, or his or her earlier resignation or removal.